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                             March 23, 2021

       Steven Lane
       Chief Executive Officer
       KeyStar Corp.
       9620 Las Vegas Blvd. S STE E4-98
       Las Vegas, NV 89123

                                                        Re: KeyStar Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-252983

       Dear Mr. Lane:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed March 15,
2021

       Risk Factors
       Because our executive officers own a majority of our outstanding stock..., page 9

   1. We note your revised disclosure in response to our prior comment 1 and reissue our comment in part. You
disclose in this risk factor that your insiders own    a majority    of
                                                        your outstanding common
stock and Series A Preferred Stock and that they are able to substantially
influence    all matters requiring stockholder approval. Please revise this disclosure to state Ms.
Chen   s precise voting power and the disparate voting rights of your
                                                        Series A Preferred
Stock.
 Steven Lane
FirstName  LastNameSteven Lane
KeyStar Corp.
Comapany
March      NameKeyStar Corp.
       23, 2021
March2 23, 2021 Page 2
Page
FirstName LastName
Certain Relationships and Related Party Transactions, page 28

2. We note your revised disclosure in response to our prior comment 4 that during the six months ended December 31, 2020, Ms. Chen paid $1,387 of expenses on behalf of the
         Company and demanded repayment of $9,764. Please clarify why Ms. Chen has demanded repayment of approximately nine times the amount the amount she advanced the Company and whether the Company intends to repay Ms. Chen.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Scott Doney, Esq.